UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 1)*


Micrus Endovascular Corp
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

59518V-10-2
(CUSIP Number)


Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO
OF ABOVE PERSON
Harris William Investors (William Harris Investors, Inc.)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [    ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
147,961

6 SHARED VOTING POWER
580,486

7 SOLE DISPOSITIVE POWER
728,447

8 SHARED DISPOSITIVE POWER
58,989

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
787,436

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.37%

12 TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTION BEFORE FILLING OUT!


SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No 1

Item 1(a) Name of Issuer:
Micrus Endovascular Corp

Item 1(b) Address of Issuer's Principal Executive Offices:
821 Fox Lane
San Jose, CA 95131

Item 2(a) Name of Person Filing:
William Harris Investors, Inc. (WHI)

Item 2(b) Address of Principal Business Office:
191 North Wacker Drive, Suite 1500
Chicago, IL  60606

Item 2(c) Citizenship:
The filing entity is a Delaware corporation

Item 2(d) Title of Class of Securities:
Common Stock

Item 2(e) CUSIP Number:
59518V-10-2

Item 3 Type of Person:
(e)[X]Investment Adviser registered under Section
203 of the Investment Adviser Act of 1940

Item 4 Ownership at December 31, 2006:

(a)Amount beneficially owned:
787,436 shares

(b)Percent of class:
5.37%

(c)Number of shares as to which the filing person has:
(i)Sole power to vote or to direct the vote:
147,961
(ii)Shared power to vote or to direct the vote:
580,486
(iii)Sole power to dispose or to direct the disposition of:
728,447
(iv)Shared power to dispose or to direct the disposition of:
58,989


Item 5 Ownership of Five Percent or Less of a Class:
Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
The securities reported herein have been acquired on behalf of discretionary clients of WHI. Persons other than WHI are entitled to receive all dividends from, and proceeds from the sale of, those securities.

Item 7 Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable

Item 8 Identification and Classification of Members of the Group:
Not applicable

Item 9 Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature:After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: February 13, 2007

Signature:/s/ Gary Neumayer

Name/Title:Gary Neumayer, Treasurer and Chief Compliance Officer